Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

April 27, 2010

Re:	Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 0-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Angus Russell, Chief Executive Officer of Shire plc (the “Company”) dated April 14, 2010 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).

We have repeated your numbered comments and provided a response to each comment below.

Item 1. Business

Royalties received from other products, page 13.

1.
We note that you receive royalties on anti-viral products based on certain of your patents licensed to GSK. We further note the risk factor on page 29 indicating that any factors that decrease sales of 3TC and ZEFFIX by GSK could significantly reduce the Company’s royalty revenue and results of operations. Please expand your disclosure in this section to disclose the material terms of your license arrangement with GSK, including the term, termination, the potential range of royalty payments (for example, “low-teens” or “high-teens”) and the length of time GSK would be required to continue making such royalty payments.

Response:

In response to the Staff’s comment, in future Form 10-K filings the Company proposes to supplement its disclosure on antiviral products as follows (additions to the Company’s 2009 10-K disclosure have been underlined):

Antiviral products

The Company receives royalties on antiviral products based on certain of the Company’s patents licensed to GSK.  These antiviral products are for Human Immunodeficiency Virus (“HIV”) and Hepatitis B virus. The table below lists these products, indicating the principal indications, the company responsible for marketing the product and the relevant territory. In 2009, GSK established a partnership with Pfizer Inc. called ViiV Healthcare that brought together the HIV portfolios of GSK and Pfizer.  ViiV Healthcare markets the HIV products licensed to GSK by the Company.

The terms of the Company’s license agreement with GSK include royalty rates in the mid teens on sales of products in territories with patent coverage and single digit royalties in territories without patent coverage. The license agreement term runs, and GSK is required to pay royalties,  through the term of the last to expire patent in each country and in countries where no patent exists, the term runs for 10 years from the first commercial sale in that country. The Company may terminate the agreement in the event GSK fails to pay royalties for two successive quarters. Either party may terminate for material breach or insolvency.

Products	Principal indications	Relevant territory/marketed by

3TC/EPIVIR (lamivudine)	HIV	Canada / Shire & ViiV Healthcare (2); RoW / ViiV Healthcare
COMBIVIR (lamivudine and zidovudine)	HIV	Canada / Shire & ViiV Healthcare; RoW / ViiV Healthcare
TRIZIVIR (lamivudine, zidovudine and abacavir)	HIV	Canada / Shire & ViiV Healthcare; RoW / ViiV Healthcare
EPZICOM/KIVEXA (lamivudine and abacavir)	HIV	Canada / Shire & ViiV Healthcare; RoW / ViiV Healthcare
ZEFFIX/EPIVIR-HBV/ HEPTOVIR(1) (lamivudine)	Hepatitis B infection	Canada / Shire & GSK; RoW / GSK
(1)  This is not a comprehensive list of trademarks for this product. The product is also marketed under other trademarks in some markets.
(2)  In 1996 Shire formed a commercialization partnership with GSK to market 3TC and Zeffix in Canada.  In 2009 GSK assigned its interest in the partnership to ViiV Healthcare.

Management’s Discussion and Analysis

Patents and Market Exclusivity, page 44

2.
You disclose on page 44 “the loss or expiration of patent protection or regulatory exclusivity with respect to any of the Company’s major products could have a material adverse effect on the Company’s revenues, financial condition and results of operations…”. You also disclose the respective expiration dates of your patents starting at page 20. Additionally, you disclose that generic formulations had a negative effect on the sales of one of your products in 2009. Please disclose, in quantitative and qualitative terms, within Management’s Discussion and Analysis, the impact that expirations of each of the materially important patents have had and which you reasonably expect will have on your results of operations and liquidity in the periods presented and in future periods.

Response:

The Company acknowledges that in our 2009 Form 10-K we disclosed that generic formulations had a negative effect on the sales of one of our major products (as defined below), ADDERALL XR. The Company respectfully advises the Staff that the negative effect on the sales of ADDERALL XR was not the result of patent expiration (ADDERALL XR’s patents remain enforceable until at least 2018) but instead followed the launch, under licence from Shire, of authorized generic versions of ADDERALL XR by Teva Pharmaceutical Industries Ltd and Impax Laboratories Inc in 2009.

The Company believes that its 2009 Form 10-K, as well as previous Form 10-K and Form 10-Q filings, contained sufficient quantitative and qualitative information to enable an investor to understand the effect of these authorized generic launches on the Company’s results of operations and liquidity. These disclosures covered periods prior to the authorized generic launch, (in the Form 10-K for the year to December 31, 2008, in ITEM 1, page 24; ITEM 1A,  pages 29-30; and ITEM 7, page 45), in the period of the first authorized generic launch, (in the Form 10-Q for the three months ended June 30, 2009, in ITEM 1, page 19; and ITEM 2, pages 33, 38 and 50-1) and subsequently, (in the 2009 Form 10-K , in ITEM 1, pages 9, 14 and 23; ITEM 1A, page 29;  ITEM 7, pages 44, 46, 48-9 and 68-9; and ITEM 15, page F-39).

The Company informs the Staff that for those products with sales in excess of 5% of total product sales, (the “major products”), there has been no loss of patents, through patent expiry, in any of the years to December 31, 2007, 2008 and 2009 that, individually or collectively, has had a material adverse effect on the Company’s results of operations and liquidity.

The Company additionally informs the Staff that each of the major products included in the table starting on page 20 of the 2009 Form 10-K has one or more patents with a term that does not expire until at least 2016. The Company therefore does not anticipate that the expiration of patents with respect to any of its major products will have, individually or collectively, a material effect on the Company’s results of operations or liquidity in the next five years.

For the above reasons, the Company respectfully proposes that expanded quantitative and qualitative disclosure regarding patent expiry would not add to an investor’s understanding of the Company’s results of operations and liquidity in the periods presented and in future periods. If in future periods patent expiry does have or is expected to have a significant effect on the Company’s results of operations or liquidity, we will include relevant disclosure in the Company’s filings.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Graham Hetherington

Graham Hetherington
Chief Financial Officer

cc: Angus Russell, Chief Executive Officer